July 28, 2020

QTA: TSX VENTURE

QTRRF: OTCQB International

Quaterra Closes Last of Two Sales of Water Rights in Yerington, Nevada, for $673,128

VANCOUVER, B.C. - Quaterra Resources Inc. today announced its wholly-owned subsidiary Singatse Peak Services LLC ("SPS") has closed the second of two sales of certain primary ground water rights associated with its copper property in Yerington, Nevada, for $673,128. Together with an earlier announced sale total proceeds from the two sales amount to a total of $1.87 million.

On December 19, 2019, SPS announced it had entered into two separate purchase and sale agreements to sell certain primary ground water rights to Desert Pearl Farms, LLC and Desert Hills Dairy, LLC, two unrelated limited liability companies based in Yerington. The first sale for $1.19 million closed earlier this month. (All amounts quoted are in U.S. dollars.)

Following these transactions, SPS will retain approximately 6,000 acre-feet per year of primary ground water permitted for mining on its 51-square-mile Yerington property. The 2012 Preliminary Economic Assessment at MacArthur estimated water consumption of 2,590 acre-feet per year for a 41,000 ton a day oxide mine at the property's MacArthur deposit. Quaterra estimates that 3,100 acre-feet of water is required to mine and operate a 50,000 ton a day sulfide mine on the property.

Based on the price set in in these recent sales, the Company's remaining primary ground water rights may be valued at about $18.5 million. In addition to SPS's primary ground water rights, the company also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

Funds from the sale will be used to progress the Company's MacArthur copper project, assess exploration opportunities and for general corporate purposes.

The sale of water rights is non-dilutive to shareholders.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. Quaterra also has the right to earn a 90% interest in the Groundhog copper-gold prospect, a 54,880-acre property situated on an established copper-gold porphyry belt 200 miles southwest of Anchorage, Alaska. It has acquired the right to purchase a 100% interest in 678 unpatented mining claims associated with the Butte Valley prospect, a large, partially explored porphyry copper-gold system located in eastern Nevada. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,

Gerald Prosalendis, President and CEO

Quaterra Resources Inc.

For more information please contact:

Gerald Prosalendis, President and CEO, Quaterra Resources Inc., 250-940-3581

Thomas Patton, Chairman, Quaterra Resources Inc., 604-641-2758

Karen Robertson, Corporate Communications, 778-898-0057

email: info@quaterra.com

website: www.quaterra.com

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as "believes", "anticipates", "intends", "has the potential", "expects", "may", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include what value can be placed on the Company's remaining water rights, and estimates regarding water usage required in possible future mining operations. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.